EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT is effective as of the 28th day of October, 2011, between U.S. Bancorp Asset Management, Inc., as investment advisor (the “Advisor”), and First American Funds, Inc. (“FAF”).

WHEREAS, FAF is comprised of multiple investment portfolios (each a “Fund” and, collectively, the “Funds”), each of which offers one or more classes of shares; and

WHEREAS, the Advisor wishes to contractually limit fees and reimburse expenses for certain Funds within FAF through October 31, 2012; and

WHEREAS, it is in the interests of both the Advisor and the shareholders of the Funds to limit Fund expenses as set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree that the Advisor will limit its fees and/or reimburse Fund expenses to the extent necessary to limit the annual operating expenses net of acquired fund fees and expenses of the Funds to the amounts set forth in Exhibit A hereto (which limits are set forth for each Fund on a class-by-class basis). The Advisor agrees that it may not be reimbursed by FAF for the fees waived or reimbursements made by the Advisor under the terms of this agreement. The Advisor agrees to continue the foregoing expense limits through October 31, 2012. Thereafter, any expense limit may be changed upon prior notice to FAF’s Board of Directors.

IN WITNESS WHEREOF, the parties have signed this agreement as of the day and year first above written.

U.S. BANCORP ASSET MANAGEMENT, INC.		FIRST AMERICAN FUNDS, INC.

By:	/s/ Eric J. Thole	By:	/s/ Jill M. Stevenson
Name:	Eric J. Thole	Name:	Jill M. Stevenson
Title:	Head of Operations, Technology and Treasury	Title:	Treasurer

Exhibit A

Money Market Funds	Annual Operating Expense Limitation (Net of Acquired Fund Fees and Expenses) as a Percentage of Average Daily Net Assets
Government Obligations – Class Z	0.2000%
Prime Obligations – Class Z	0.2000%
Tax Free Obligations – Class Z	0.2000%
Treasury Obligations – Class Z	0.2000%
U.S. Treasury Money Market – Class Z	0.2000%